Thermon Group Holdings, Inc.

7171 Southwest Parkway, Building 300, Suite 200

Austin, Texas 78735

November 13, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Asia Timmons-Pierce

Re:	Thermon Group Holdings, Inc.

Registration Statement on Form S-3 (File No. 333-249945)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Thermon Group Holdings, Inc. (the “Company”) hereby respectfully requests that its Registration Statement on Form S-3 (File No. 333-249945) be declared effective at 4:00 p.m., Eastern Time, on November 17, 2020, or as soon thereafter as practicable.

Please contact Michael Heinz of Sidley Austin LLP, counsel to the Company, at (312) 853-2071 with any questions regarding the foregoing and to orally confirm the effectiveness of the Registration Statement.

Very truly yours,

THERMON GROUP HOLDINGS, INC.

By:	/s/ Bruce Thames
Name:	Bruce Thames
Title:	President and Chief Executive Officer